Teva Provides Litigation Update

Jerusalem, Israel, April 4, 2012 - Teva Pharmaceutical Industries Ltd. announces that its wholly owned subsidiaries Teva Pharmaceuticals USA, Inc. and Cephalon, Inc. filed suit against FDA regarding 180-day exclusivity for generic versions of Cephalon, Inc.’s Provigil.®  According to the lawsuit, Teva Pharmaceuticals USA, Inc.’s ANDA is the only first-to-file ANDA for both Orange Book patents listed for Provigil® and therefore alone is entitled to 180-day exclusivity for ANDA versions of Provigil®.  The suit asks for the immediate entry of a temporary restraining order to ensure that FDA does not approve any other ANDAs referencing Provigil® until the court can address Teva’s claim to sole exclusivity.   Several other applicants have agreements with Cephalon, Inc. that would permit a launch on April 6th if final approval is granted to those applicants.

Cephalon, Inc.  has already launched an authorized generic, and Teva expects Par Pharmaceutical to launch a second generic product on April 6th pursuant to the agreement with the FTC in connection with the Cephalon merger.

Additionally, Teva filed a patent infringement lawsuit in the Southern District of New York against Synthon’s ANDA relating to Teva’s Copaxone® product.

Finally, Teva filed a motion for a temporary restraining order and a preliminary injunction in the District of Delaware relating to proposed generic versions of its Nuvigil® product.

Additional information relating to these suits is not being disclosed at this time.

About Teva
Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and the impact of increased governmental pricing pressures, the effects of competition on revenues of our innovative products, especially Copaxone® (including competition from innovative orally-administered alternatives, as well as from potential generic equivalents), potential liability for revenues of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative products, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20F for the year ended December 31, 2011 and in our other filings with the U.S. Securities and Exchange Commission.

###